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                             March 11, 2022

       Richard Simpson
       President
       Citigroup Commercial Mortgage Securities Inc.
       390 Greenwich Street
       New York, New York 10013

                                                        Re: Citigroup
Commercial Mortgage Securities Inc.
                                                            Registration
Statement on Form SF-3
                                                            Filed February 14,
2022
                                                            File No. 333-262701

       Dear Mr. Simpson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. We note your use of LIBOR-based disclosure throughout the form of prospectus when discussing interest
rates for floating-rate notes and swap contracts. In light of the forthcoming cessation
of all remaining LIBOR indices, please explain to us whether you intend to use LIBOR as
a basis for any floating-rate notes or swap contracts and why this is appropriate. If you
do not to intend to use LIBOR as a benchmark, please revise your disclosure throughout
the prospectus either to identify the benchmark index you plan to use, if known, or to
provide appropriate placeholders for a generic benchmark other than
                                                        LIBOR. Please also
include any appropriate risk factors regarding the use of a new benchmark and any other
relevant risk factors related to LIBOR transition efforts. See, generally, Staff
Statement on LIBOR Transition   Key Considerations for Market
 Richard Simpson
Citigroup Commercial Mortgage Securities Inc.
March 11, 2022
Page 2
      Participants (Dec. 7, 2021).
Form of Prospectus
Risk Factors, page 58

2. To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
      describe these specific risks. See the Commission   s Guidance Regarding
Disclosure
      Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8,
2010).
U.S. Credit Risk Retention
Qualifying CRE Loans, page 257

3. Your disclosure refers to certain credit risk retention requirements under "Regulation RR of the Securities Act." Please revise your disclosure here and elsewhere in the form of prospectus to reflect that Regulation RR is promulgated under the Securities Exchange
      Act.
4. The disclosure in this section appears duplicative of the section also entitled "Qualifying
      CRE Loans" beginning on page 269. Please revise to delete one of the sections, as applicable.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-4

5.    Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
      Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 if
you have any questions.



FirstName LastNameRichard Simpson                   Sincerely,
Comapany NameCitigroup Commercial Mortgage Securities Inc.
                                                    Division of Corporation
Finance
March 11, 2022 Page 2
FirstName LastName
                                                    Office of Structured
Finance